UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter ended December 31, 2019

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

A.	Announcement of Unaudited Financial Results for the Quarter ended December 31, 2019

On February 11, 2020, MakeMyTrip Limited (“MakeMyTrip”) issued an earnings release announcing its unaudited financial results for the fiscal third quarter 2020 (i.e. quarter ended December 31, 2019). A copy of the earnings release dated February 11, 2020 is attached hereto as Exhibit 99.1.

MakeMyTrip is incorporating by reference the information set forth in the body of this Form 6-K and certain information set forth in Exhibit 99.1 (only its unaudited condensed consolidated interim financial statements as of December 31, 2019 and for the three months and nine months ended December 31, 2019 and 2018 comprising “Condensed Consolidated Interim Statement Of Financial Position”, “Condensed Consolidated Interim Statement Of Profit Or Loss And Other Comprehensive Income (Loss)”, “Condensed Consolidated Interim Statement Of Changes In Equity”, “Condensed Consolidated Interim Statement Of Cash Flows” and “Reconciliation Of IFRS To Non-IFRS Financial Measures”, and the sections titled, “Other Information — Share Repurchase”, “Fiscal 2020 Third Quarter Financial Results”, “About Non-IFRS Financial Measures” and “Safe Harbor Statement”) into its automatically effective resale shelf registration statement on Form F-3 (File No. 333-219337) dated July 18, 2017, as amended.

B.	Changes in the role and designation of certain key Executive Officers

MakeMyTrip sees strong opportunities for product innovation and expansion over the medium and long term in the travel market.  Tapping these opportunities can allow MakeMyTrip to continue to grow and expand its market leading position.  MakeMyTrip believes that separating the roles of Group CEO and Executive Chairman will allow the company to strengthen its focus on long-term strategic opportunities within and outside India, while maintaining its market leading position in its existing businesses.

The board of directors of MakeMyTrip is pleased to announce the following:

Deep Kalra, MakeMyTrip’s Founder, will devote his full time to pursuing strategic initiatives, including product innovation and expansion, geographic growth, business model innovation and corporate development, in his new role as Group Executive Chairman.

Rajesh Magow, MakeMyTrip’s Co-Founder and CEO-India, who navigated MakeMyTrip’s India business through varied competitive dynamics and championed the growth of its diversified revenue streams, has been elevated to the role of Group CEO.  In his role as Group CEO, Mr. Magow will focus on driving the next phase of growth for the MakeMyTrip Group through its three strong brands, MakeMyTrip, Goibibo and Redbus and will continue to work closely with Mr. Kalra.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated February 11, 2020.

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated February 11, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2020

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Executive Chairman